UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

000-23135
(Commission File Number)

www.bmhc.com

Building Materials Holding Corporation

NASDAQ
(Exchange where security is listed)

Four Embarcadero Center, Suite 3200, San Francisco, CA 94111

(415) 627-9100

Common Stock, $0.001 par value per share
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

We anticipate our common shares will begin trading under the ticker symbol “BLG” on the New York Stock Exchange on December 8, 2006. We anticipate trading of our common shares on NASDAQ will cease as of market close on December 7, 2006.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, Building Materials Holding Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Building Materials Holding Corporation

Date: December 7, 2006	/s/ Paul S. Street
Paul S. Street
Senior Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.